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              Filed by Mattson Technology, Inc. (Commission File No.: 000-24838)
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                         Subject Company: CFM Technologies, Inc.
                                                  Commission File No.: 000-27498

                               MATTSON TECHNOLOGY
                        CONFERENCE CALL SCRIPT - Q2 2000

MATTSON TECHNOLOGY, INC. (MATTSON) AND CFM TECHNOLOGIES, INC. (CFM) WILL BE FILING JOINT PROXY STATEMENTS / PROSPECTUSES AND OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED MERGER WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE SEC). INVESTORS ARE URGED TO READ THE PROXY STATEMENT / PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. INVESTORS SHOULD READ THE PROXY STATEMENT / PROSPECTUS BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS. INVESTORS WILL BE ABLE TO OBTAIN THE DOCUMENTS FREE OF CHARGE AT THE SEC'S WEBSITE, WWW.SEC.GOV, AND AT THE SEC PUBLIC REFERENCE ROOMS IN WASHINGTON D.C., NEW YORK, NEW YORK, AND CHICAGO, ILLINOIS. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR MORE INFORMATION ON PUBLIC REFERENCE ROOMS. IN ADDITION, DOCUMENTS FILED WITH THE SEC BY MATTSON MAY BE OBTAINED FREE OF CHARGE BY CONTACTING PETER BROWN OF MATTSON AT (800) MATTSON. DOCUMENTS FILED WITH THE SEC BY CFM MAY BE OBTAINED FREE OF CHARGE BY CONTACTING JEFF RANDALL OF CFM AT
(215) 280-8509.

MATTSON AND ITS DIRECTORS AND CERTAIN OF ITS EXECUTIVE OFFICERS MAY BE DEEMED, UNDER SEC RULES, TO BE SOLICITING PROXIES FROM MATTSON'S AND CFM'S STOCKHOLDERS IN FAVOR OF THE PROPOSED MERGER. INFORMATION REGARDING THE IDENTITY OF THESE PERSONS, AND THEIR INTERESTS IN THE SOLICITATION, IS SET FORTH IN A SCHEDULE 14A FILED WITH THE SEC ON JULY 13, 2000, AND AVAILABLE FREE OF CHARGE AT THE SEC WEBSITE AND PUBLIC REFERENCE ROOMS, AND FROM THE MATTSON CONTACT NAMED ABOVE.

Operator:

It is likely that certain statements made during this conference call will concern matters that are not historical facts and are forward-looking statements. The forward-looking statements made during this call were made pursuant to Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995.

This Conference Call contains forward-looking statements regarding, among other matters, the Company's future financial performance and the completion of the Steag and CFM acquisitions. Forward looking statements address matters which are subject to a number of risks and uncertainties. In addition to the general risks associated with the development of complex technology, future results of the Company will depend on a variety of factors, including the timing of significant orders, the ability of the Company to bring new systems to market, the timing of new product releases by the Company's competitors, slowdowns in the semiconductor industry, other competitive factors, satisfaction of conditions to pending acquisition and risks of integration. Reference is made to the Company's filings with the Securities and Exchange Commission for further discussion of risks and uncertainties regarding the Company's business.

Brad Mattson:

Good afternoon, and welcome to Mattson Technology's second quarter conference call. This is Brad Mattson and with me is our CFO, Brian McDonald. Let me start by giving a brief overview of today's agenda. Obviously, the last quarter has been a huge quarter for Mattson considering we signed a definitive agreement for what may the most important transaction the company has entered to date. We'll discuss this transaction first. Then I'd like to provide a quick overview of the company's second quarter performance. Brian will then cover the financial issues surrounding the merger and go into the details of the quarterly performance as well. I'll follow with a more detailed discussion of the "New" Mattson Technology, reviewing our various business segments and the Corporate infrastructure. Then I'd like to close with our perception of the near term outlook, address some integration issues, and go to questions and answers.

Now, as you may know, we had a conference call June 28th announcing our planned acquisitions. But since this call was not scheduled in advance, many may have missed it. We can briefly recap it now. We announced on June 28th that Mattson Technology had entered into a definitive agreement to acquire the Semiconductor Equipment Division of STEAG Electronic Systems and CFM Technologies. Based on all the approvals required we expect the deal to close in January, 2001.

This deal is a critical milestone for Mattson Technology. We go from approximately $100M in revenue in 1999 to about $500M in revenue for the combined companies this year. A major move to achieve critical mass. In fact, we basically achieve it in one step. Based on analyst's estimates, Mattson expects to become the 13 largest equipment suppliers in the world...this happens immediately at deal closure.

This is crucial because SIZE DOES MATTER. The semiconductor equipment industry is consolidating, and our customers want fewer, higher quality suppliers. Even though there are about 200 equipment suppliers to the industry, almost seventy percent of all equipment purchases made in 1999 were made WITH JUST THE TOP 10 SUPPLIERS. This consolidation trend is real and we are now a part of driving it rather than watching it.

Another factor driving this deal is our goal to be a multi-product, multi-technology company. When this transaction is completed, Mattson will be a leader in 2 market segments, and a major contender in a third. Mattson already holds the industry's No. 1 position in Strip systems. Based on Steag's current market share, the new company will also be No. 2 in Rapid Thermal Processing or RTP. Since we measure this goal based on market share (that is being #1 or #2) we will have now achieved our multi-product objective. To our knowledge, only 2 other companies in the front-end equipment space have achieved this goal.


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This goal is important for several reasons, but mostly provides the opportunity to create a much stronger relationship with our customers. For example, the new Mattson will be involved in over 80 process steps in the manufacture of devices. That's about 40 PERCENT OF THE PROCESS STEPS. Only a small group of companies, all over $1B in sales, are this involved with their customers process.

Another way to measure the strength of this relationship base is through our "Vendor of Choice" metric. Looking at the Top 20 IC manufacturers in the world, we will be the vendor of choice, with at least one product line, at 17 of these top 20 accounts. AND, there are 4-5 accounts where we have the potential to book more than $50M in business in a single year. Two years ago that would be practically all our company revenue. Customer relationships are what it's all about in this business, and this deal greatly enhances ours, especially at the top accounts.

That's enough for now on the merger. I'll spend a little time discussing these acquisitions as part of the product lines and infrastructure updates later, and we can also cover it in detail in the Q&A period at the end, but for now let's move on to review our quarterly performance.

For Q2, we had another fantastic quarter. Revenues, bookings, earnings, and backlog were all at record levels. We closed the quarter with revenues of $50 million, 108% increase over last year. Bookings for the quarter also set a new record at $66 million. Our book-to-bill for the quarter was 1.3:1, the same as the SEMI industry average for May. As a result of these bookings, backlog increased 22% to $86M, also an all time high.

Most significantly, net income for the quarter set a new record at $6.5 million, or 30 cents per dilute share. This is a 63% increase over last quarter's earnings of $4 million or 21 cents per share. These results are even more impressive to me as much of our senior management team was working a significant amount of time on the acquisitions. This shows we have some depth in the bench.

In summary, we had a great quarter. We not only accomplished the most strategic transaction for the company to date, but we set records in all our financial results. Things are looking good.

Now, I'll turn it over to Brian to discuss the details of all these great events. Brian?


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Brian McDonald:

Thank you, Brad.

Before I go into the details of our second quarter results I'd like to do a quick recap of the key financial details of our merger agreement with Steag and CFM for those of you that were unable to participate in our conference call on June 28th. The key financial details are as follows:

     -    The deal will become effective in January 2001.

     -    Steag will be issued 11,850,000 shares or 32% ownership

     - CFM will be issued 4,112,000 or .5223 shares for every 1 CFMT share (Excl additional options). This will represent 12% ownership.

     - Existing Mattson technology shareholders will maintain approximately 56% ownership in the new company.

     - The purchase accounting transaction will result in a purchase price in excess of net assets acquired. This number is expected to be in the $340M - $400M dollar range based on the current market price of Mattson stock and the current value of the net assets. The allocation of the purchase price among net assets acquired, in-process R&D, goodwill and intangibles will be determined using independent appraisers. It is anticipated that the goodwill and other intangibles will be amortized over a period of 3 to 7 years.

     - The combined effects of the transaction are expected to produce accretive results in the first full year of combined operations before the effects of the amortization of the goodwill and other intangibles and the write-off of the in-process R&D and other merger related expenses.

     - Proforma revenues are expected to be in the $500M range in year 2000 and $730M in year 2001.

Now I would like to address the financial results of our just completed second quarter. As we said in our press release, higher unit sales in the second quarter of 2000 increased total sales by 108% from the same quarter a year ago. Sales increased sequentially by 18% from the first quarter of 2000. We want to note that this is our seventh consecutive quarter of revenue growth.

Earnings for the quarter reached an all-time record of $6.5 million ($.30 per diluted share - EPS is also an all-time high), an improvement over the $0.2 million loss of the same quarter of



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the previous year, and a 61% increase over the prior sequential quarter. This is also our seventh consecutive quarter of earnings improvement.

Sales in the second quarter of 2000 were geographically distributed as follows:

                        Q2 00            Q1 00
                        ----------------------
North America           30%             24%
Japan                    4%              7%
Pacific Rim             59%             55%
Europe                   6%             15%

Note shift above: Pacific Rim up somewhat and North American growth.

ASPs declined in Q2 00 compared to Q2 99 by 10% as a result of a higher concentration of Strip products relative to last year. However, this quarter's ASPs are 14% higher than last quarter due to a higher concentration of CVDs and dual-chamber Strips.

Our Book-to-Bill ratio remained strong for the quarter at 1.31 to 1 - keeping up with our strong revenue growth and keeping in line with the overall semiconductor industry. Geographically, Bookings in the second quarter of 2000 were as follows:

                        Q2 00            Q1 00
                        ----------------------
North America           35%              33%
Japan                   15%               0%
Pacific Rim             29%              62%
Europe                  21%               5%

The overall increase in bookings during the second quarter of 2000 as compared to the prior quarter was primarily attributable to an increase in bookings in our Strip and EPI divisions.

We continue to experience strong bookings in both the North America and Europe. Japan bookings are back on track, with 15% of worldwide bookings this quarter. As previously discussed our efforts to convert to a direct sales force in Japan are now mostly completed and this quarters booking activity is very encouraging. We are now very well positioned to benefit from the recovery in this region.


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At 51%, Gross margin is up 1.7 points from the first quarter, reflecting greater absorption of fixed costs. We continue to focus our efforts on manufacturing efficiencies and sales of higher margin products.

Operating expenses in the second quarter increased $3.1 million but, at 39.6%, were essentially unchanged from last quarter as a percent of revenues. Our headcount grew during the second quarter by 50 to 531, increasing salaries by $800K. Approximately $500K of the increase in expense was personnel costs in Japan related to converting from the distributorship to direct sales. T&E increased by $400K due to higher business & M&A activity, and Engineering materials increased approximately $400K as we continue to invest on our 300mm program and continuous improvement processes of our Strip and RTP tools.

We closed the second quarter with approximately $125 million in cash and cash equivalents; the $3 million reduction from March's $128 million was absorbed into working capital to support increased sales.

DSO at the end of the second quarter of 2000 improved slightly from 74 days, compared with 76 days at the end of March. Our goal is to return accounts receivable to no more than 60 days sales outstanding based on an end-of-period computation, and we believe we can achieve that goal with increased focus by year end.

Inventory levels at the end of the second quarter of 2000 were 145 days, compared with 128 days at the end of last quarter, the increase reflecting primarily our continued efforts to meet higher expected shipments in upcoming quarters. Our objective is to maintain Inventory levels at approximately 120 days of sales based on an end of period computation, although we will not get there immediately as we continue to position for higher than industry revenue growth rates. Inventories should continue to grow slightly in the next quarter as we continue up the ramp for revenue growth.

In Q3, we expect to maintain our gross margins or see a slight decline with a higher percentage of strip revenues in the quarter. Our quarterly operating expense run rate should grow 10-15%, increasing our Quarterly break-even point to approximately $45 million of revenue. Our Q3 Goal is to achieve revenue growth of 8-10%. Less will fall to the bottom-line increase, however,


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as we continue to ramp to meet customer demand while we invest in infrastructure, new products and technologies.

In summary, I'd like to say that we are delighted with our 7th consecutive quarter of improved financial results. Our continued focus on the core business during our rapid growth and the distractions of our recently announced acquisitions is being proven out by these improved financial results.

That concludes my remarks. Now I'd like to turn it over to Brad.

Brad Mattson:

Thanks Brian. Now let me review the performance of each of our product divisions. First though, I should describe our Product line plans in light of the pending acquisitions. We will end up with 3 major divisions: Plasma Products, Thermal Products, and Wet Products. I'll discuss them in this light even though the transaction won't be finalized for a while.

FIRST, LET'S DISCUSS THE PLASMA PRODUCTS DIVISION:

This group is made up of the Strip and CVD product lines of Mattson and the Copper product line of Steag. We'll only discuss Strip and CVD at this time.

In the Strip market, we continue to gain momentum. We booked over $50 million in new strip systems this quarter - another record for the company. Orders in the past few quarters have been heavily weighted in Taiwan. This quarter they were more geographically distributed with almost equal amounts coming from Japan, Taiwan, Europe, the US, and the rest of Asia. We're getting good broad-based support.

Removing resist and residue on low k materials is the biggest technical challenge for strip. In Q2, we shipped a Strip system to IMEC, Europe's largest independent microelectronics R&D center, to help focus on the challenges of low-k and copper processing for .13 micron and smaller geometries. During the quarter, we also received multiple orders for systems that will be used to produce these same .13um devices USING low k and copper materials. In fact, our Strip systems are used at almost all the major manufacturers that are running, or starting to implement, low k and copper processes. We've been very successful in this key market transition.


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In the other big market transition, the conversion to 300mm processing, we received orders for multiple systems in Q2 and we will be shipping Aspen III Strip systems to Taiwan and Japan over the next 3 to 6 months to fill these orders. We now have over 25 Aspen III systems running at customer sites around the world, most of them in volume production.

AND FOR THE CVD PRODUCT LINE:

We continue to progress and gain momentum with our CVD offerings. We shipped Aspen II and Aspen III systems during the quarter to multiple customers in Asian and the US. We received several repeat orders in Q2 for Aspen systems. The customers that we have penetrated so far all like the process and uptime performance of the system and continue to place new orders.

We also completed the development of a unique Remote Plasma Cleaning system in Q2 and we are now moving into beta testing. The results look good with faster clean times and reduced wear on chamber parts.

NOW I'D LIKE TO REVIEW OF OUR THERMAL PRODUCTS DIVISION:

This group includes the Aspen RTP and Epi product lines. As we integrate the Steag team in, this group will also include the Steag RTP and CVD groups. We'll only discuss the RTP and Epi efforts at this time.

FIRST, ON THE RTP SIDE:

On the Aspen RTP systems, we have finally resolved the outstanding "infant mortality" issues at HNS. To our knowledge, all the Aspen RTP systems in the field are now performing very well, and our sales efforts are now moving ahead at full steam. We have several good prospects for orders for Aspen RTP systems in Q3.

We are also very excited about the opportunity to work with Steag RTP group. During our merger discussions it was clear that they believed the susceptor based Aspen RTP systems have definite advantages for many applications including low temperature silicide anneals like Cobalt and Nickel silicide, and for Copper anneal as well. It is also a very good technology for long process times and any process that includes deposition or outgassing processes. For this reason it


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may also be the technology of choice for future work in Steag's CVD group which focuses primarily on high temperature or LPCVD processes.

At the same time we realize that Steag's lamp based RTP technology is very strong and results in their being #2 market share in the world, only behind Applied Materials. We continue to believe that once the merger is final, that this combined RTP product line will be the most complete in the world and has definite advantages in the competitive market place.

NOW OUR EPI PRODUCT LINE:

The EpiPro 5000 continues to gain momentum with new orders and shipments this quarter. The evaluation at Epitronics, a leading supplier of specialty epitaxial wafers, has gone well and Epitronics has placed multiple orders for EpiPro 5000 systems this quarter. Epitronics has publicly announced that they plan to make a major commitment to the Power Discrete market and is using the EpiPro 5000 as their platform of choice.

We also have a beta program at a large IC manufacturer in Europe that is progressing well and should conclude in Q3'00. And.... we also installed our first EpiPro system in Taiwan this quarter. All in all, this product line is doing extremely well under the direction of Walt Kasianchuk. Walt is clearly one of our rising stars.

WET PROCESSING:

As for the third product group, Wet Processing, we won't discuss this product line now as Mattson currently has no activity in that area. BUT..... I can say that the integration planning between CFM and Steag's Wet Process group is ongoing and we see great opportunities for this group in the future.

PIPELINE:

That summarizes the product updates. Now we can discuss the Pipeline or infrastructure issues. Right now our biggest challenge in infrastructure is delivery, especially of our new Aspen III systems. Although we had a good head start in 300mm systems, we've still been caught a little off guard by the rapid acceleration of 300mm business in 2000. The good news is it appears we have a very good share of the 300mm business. The bad news is we jeopardize that if we can't increases our ramp rate sufficiently. Our only "safety factor", as it were, is that many other


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companies are having a worse time than Mattson on 300mm deliveries. Still, we don't want to lose any opportunity to increase market share, so this area will have a lot of our attention.

Delivery issues are not primarily people or facility related, although we have to watch both of those points, but are mostly parts related. We've recently hired a senior manager in the Materials management area to help with this issue. As we look ahead to 2001 though, we do need to look at a much expanded facility. We are planning to develop a "campus site" in the Fremont area in accordance with those needs.

On the global infrastructure front, there is no new news. But, from the integration planning, it is clear that once the merger in complete, the new Mattson Technology will have a great asset in the global sales & service Business units. For example, our staff in Taiwan alone will exceed 100 people. This is the kind of organization our customers need to see in place to give them confidence that Mattson can be a Vendor of Choice in multiple product lines.

NOW LET'S GO TO OUR OUTLOOK FOR THE SHORT TERM PERIOD:

It's clear the industry is being fueled by the tremendous growth of markets such as wireless communications, mobile computing and Internet-based products, as well as the traditional PC, consumer, auto markets, etc. Our customers have been moving rapidly to expand capacity to meet these needs.

Some, or at least one forecaster has said that we've reached the peak. Myself and almost everyone I've talked to disagree with that assessment. Some industry analysts have recently raised their forecasts. Dataquest, for example, raised their forecast for fab equipment to $30 billion in 2000 an increase of 69% over 1999. The SIA also raised their forecast for semiconductor industry growth in 2000 and SEMI stated that they anticipate a similarly positive assessment to be reflected in the forthcoming Mid-Year Consensus Forecast for semiconductor equipment. Based on all this data, it seems the market should be strong for another 6-12 months, which is beyond what anyone can really see anyhow. The only word of caution I'd give is to look at yr 2000 equipment sales later this year. If this year breaks all time records for growth in equipment sales, that will likely moderate growth in the follow-on years. Based on current data though, we feel year 2001 will be a good growth year in almost any likely scenario.


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As far as details for Mattson's expectations, I don't want to be too specific, but we ended the quarter with a strong backlog of over $86 million... so our business for the next two quarters should be fairly good. We still have to focus on manufacturing capability to make sure that doesn't limit us, but we currently feel OK with our previous estimates of 5-10% growth quarter over quarter for the next few quarters.

NOW TO WRAP UP:

Mattson's Q2 was a great quarter. We broke all the records for revenue, bookings, earnings and backlog. But, of course the biggest news was our definitive agreement to acquire Steag's semiconductor business and CFM Technologies. We've already discussed why we believe this is a good deal, but just to summarize, here are just a couple of the key advantages for Mattson:

o First, we achieve the critical mass necessary to meet our customers needs. In fact, by current estimates, the combined entity would become the 13 largest equipment companies in the world with revenues of about $500M in 2000.

o And secondly we achieve success in our Multi-Product strategy with #1 position in strip and #2 position in RTP. This results in MUCH stronger relationships with our customers. In fact, we become a Vendor of Choice in at least one product line at 17 out of the top 20 semiconductor manufacturers in the world.

We believe our customers, employee and our shareholders will all benefit significantly from combining these companies, but all these benefits truly depend upon our success at integrating these companies. I want to speak to that issue for a moment.

INTEGRATION ISSUES:

First of all, I want to quote an experienced veteran of acquisitions in our industry, who will remain anonymous, but his company has acquired about 14 companies over the last few years. His success depends on speed. He stated that most statistics on financial success of acquisitions leave out a very important point, TIME. It's true that about 80% of acquisition in the end are not financially successful, BUT... that if the integration takes over 180 days. If, in fact, that integration is complete in less than 90 days, the statistics invert and about 80% of acquisitions are financially successful. It depends on speed. Believe me we understand this.



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Many companies don't even start the integration planning until 30-60 days after the agreements are signed. This defeats the process. At Mattson, we completed the Phase 0 integration planning BEFORE the definitive agreement was signed. We plan to complete Phase 1 (which is the majority of the integration plans) before the deal is even finalized. This gives us a major headstart on the integration process. We expect to be integrated within 60 days of the closing of the deal. This beats the deadline on the integration success factor by a good margin.

In addition, this early start at planning has revealed how the management teams at the three firms can or cannot work together. I've been extremely pleased to see how well the combined team works. It's really amazing. Whereas in other mergers we've heard about, there may be territorialism and defensiveness, this group is genuinely excited about working together. In fact, our biggest challenge is that they want to consummate the merger NOW and get going. They can't wait to work together.

We believe that this excitement has to do with the backgrounds of 4 of our top executives are all reporting to Brad or who will be at closure of the deal. I want to go over this is a little detail because it's THE PEOPLE who will make the integration work.

The first one is Roger Carolin, CEO of CFM. As you may know, I have been on the Board of CFM since before they went public. Therefore, Roger and the CFM management know me fairly well, and I know them. Also, Mattson has had a strategic alliance with CFM over the last few years that has fostered other good relationships. Roger will be President of the Wet Division in the New Company and therefore in a good position to facilitate the integration effort.

Another executive is Ferdinand Seemann, in charge of Corporate Development at Mattson. He was President of Steag Microtech and responsible for much of building the Wet Process Division for Steag, ...taking it from $9M and 60 people to over $100M and 500 people before he joined Mattson in 1996. He was born and raised in Germany and therefore well aware of the culture and business practice there. You would be right to assume he has strong personal relationships with the Steag organization and the trust and confidence of many of the employees.

A third executive is Ludger Viefhues, current CFO of Steag RTP. Ludger, also a German national, has very strong ties to Steag and will be the President/COO of the new Mattson once


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the deal closes. Ludger not only has experience in German business, but was former CEO of MEMC in the United States as well. He has homes on both continents, has worked at the highest level in both countries, and is a very senior and experienced multi-national executive.

Finally, we have Vicky Ruiz, VP of HR at Mattson. Vicky, based in the U.S. has also lived and worked as an executive in both Germany and the US, and is fluent in both languages. In fact, while living in Germany, she worked for Daimler-Benz, the most prestigious firm IN Germany. She was responsible for training executives in multi-cultural disciplines. A very convenient background for what we are doing now. Vicky will head up the Integration Program Office, reporting directly to me to manage the integration process. This will be a full-time job assignment for her.

You might see that 4 of the 7 executives that will report to me in the future have a strong background and capabilities to facilitate a speedy and efficient integration process. I think we have the deck stacked in our favor.

One final note. The integration process can be a defocusing element in the company. We need to assure we maintain and grow our current businesses while we integrate. We have at least an early sign we can do this. In the middle of intense discussions over the last quarter to close this deal that involved a significant percentage of the companies executives, we were able to execute and close the best quarter we've had in our history. As I mentioned previously, this seems to indicate we have a deep enough bench to pull it off. I think the signs indicate that we can effectively integrate these companies and do it very quickly. If we can do that, there seems to be a much highly probability of a success on a strategic AND financial basis.

With that I want to thank you very much for listening in to our Second quarter conference call, and we are now open for questions.

Q&A PERIOD

FINAL:

I just want to thank everyone for calling in. We're very excited about our future and are glad we could share some of our results for Q2 as well as some of our ideas for that future with you today..........If anyone wishes to call in for further questions, Brian & I will be available. Please feel free to call at
(510) 492-6371.


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